Exhibit 99.4

NICE CXone Gets Top Honors for Contact Center Platforms in Metrigy Research

NICE’s end-to-end integrated contact center platform, CXone, delivers proven business success and is highly ranked by customers

Hoboken, N.J., March 9, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized as a MetriStar Top Provider in the Contact Center Platform category from among 16 companies evaluated. Based on a ranking of sentiment scores and proven business success among NICE customers, the Metrigy report evaluates the value realized from various contact center solutions. With both quantitative metrics and open-ended qualitative commentary, customers rated the NICE platform very highly in nearly every area. For a complimentary copy of the report, click here.

The Metrigy report gave NICE the highest overall score among the 16 contact center providers evaluated, with capabilities such as value of the product/service, security capabilities and integrations with other applications as top performing areas. The report highlighted NICE’s comprehensive customer experience portfolio as being key to its top score in both the customer sentiment and business success areas of the report. Its global reach, excellence in AI and Automation through Enlighten AI, ability to integrate with WFO and delivery of related benefits to agents and supervisors on coaching, scheduling and more were also highlighted in the report.

The evaluations driving NICE’s recognition as a top vendor were performed during Metrigy’s Customer Experience MetriCast 2022 study, which included surveys of 1,846 CX leaders from companies in 10 countries across three regions (North America, Europe, Asia-Pacific). Participants provided feedback on both the measurable business impact and their subjective assessment of contact center platforms they have been using.

Business impact was assessed using data showing before-and-after changes in relevant metrics (revenue, costs, customer ratings, and agent efficiency). Customer sentiment was based on participant ratings of the platform for its value (“bang for the buck”), features, reliability, integration, analytics and AI capabilities, support, and security. These results provided insights for ranking the correlation between the use of the contact center platforms and measurable business success.

Robin Gareiss, CEO & Principal Analyst, Metrigy, commented, “Contact center platforms are the communications core of all customer engagement technologies. They might include routing of calls to appropriate customer service agents, self-service options, omnichannel interaction capabilities, and the like. Increasingly, providers like NICE that embrace emerging technology are adding artificial-intelligence-based apps, such as conversational AI, personalized analytics and adaptive workforce optimization. In a crowded field, NICE stands out for bringing its customers both consistent business success and satisfaction. We are pleased to honor NICE’s achievement by naming them a MetriStar Top Provider.”

Paul Jarman, CEO, NICE CXone, commented, “Eliminating friction in CX today demands an end-to-end contact center platform that’s powered by AI and combines digital entry points, journey orchestration, smart self-service, prepared agents and performance optimization tools. We are very pleased to see the Metrigy research provide independent recognition of the value our customers gain from our commitment to creating effortless, consistent and personalized contact center interactions.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.